UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 ______________________________________________________________________________________________

This Report contains a copy of the following:

The Press Release issued on July 12, 2017

NEWS RELEASE

PORTAGE ANNOUNCES RESULTS OF SHAREHOLDERS MEETING AND PROVIDES UPDATE ON ITS PORTFOLIO COMPANIES

Toronto, Ontario, July 12, 2017 – Portage Biotech Inc. ("Portage" or "the Company") (OTC: PTGEF, Canadian Securities Exchange: PBT.U), provides below a summary of voting results of the Annual and Special meeting ("ASM") of its shareholders held on July 6, 2017:

According to the transfer agent's reports, being present in person or by proxy, were the holders of 188,839,277 common shares, or 72.44% of the issued and outstanding common shares on May 18, 2017, the record date for the ASM. The following matters put to vote were approved:

1.	Appointment of six nominated directors for the ensuing year, namely Dr. Declan Doogan, Dr. Gregory Bailey, Mr. James Mellon, Mr. Kam Shah, Mr. Steven Mintz and Dr. Ian Walters.
In favor: 99.87%, Against: Nil, Abstained: 0.13%
2.	Reappointment of Schwartz Levisky Feldman LLP as auditors for the ensuing year and to authorize the directors of the Company to fix their remuneration.
In favor: 99.85%, Against: Nil, Abstained: 0.15%
3.
Authorization to the directors of the Company to initiate, at their discretion, a consolidation of Portage's common shares such that one new share to be issued in exchange for up to eighty existing common shares. Directors have also been authorized to decide if and when to affect such consolidation.

In favor: 99.66%, Against: 0.34%, Abstained: nil
4. Adoption of the amended Memorandum and Articles of Association of the Company
In favor: 99.82%, Against: 0.18%, Abstained: nil

Portage is pleased to provide the following update on its portfolio companies:

Biohaven Pharmaceutical Holding Company Ltd ("Biohaven")

Portage holds 6,341,500 common shares in Biohaven which trades on New York Stock Exchange under a trading symbol "BHNV".

Biohaven's goal is to become a leader in the development of innovative therapies for neurological diseases that have the potential to change current treatment paradigms.

The key elements of the strategy are
•
Rapidly advance and commercialize their portfolio of migraine product candidates. In the second half of 2017, they expect to initiate two Phase 3 clinical trials with rimegepant for the acute treatment of migraine, with topline results expected in the first quarter of 2018.

•
They are also planning a 12-month, long-term safety study of rimegepant to meet FDA requirements for approval. They are designing their Phase 3 development program to support regulatory approval in the United States, as well as to support regulatory filings in Europe and Japan.

•
Complete the development and commercialization of their novel glutamate modulator trigriluzole as potentially the first FDA-approved drug treatment for patients suffering from ataxias. They anticipate receiving topline results of their Phase 2/3 clinical trial of trigriluzole in SCA in the first quarter of 2018 and, if positive, submitting an NDA in 2018. They designed their Phase 2/3 clinical trial to support regulatory approval in the United States as well as to support regulatory filings in Europe and Japan.

•
Demonstrate bioequivalence and prepare for commercialization of their low-dose, oral disintegrating sublingual product candidate, BHV-0223, for ALS patients. They plan to launch a study to compare the bioequivalence of their sublingually absorbed ODT formulation of riluzole, BHV-0223, to orally delivered riluzole tablets and subsequently submit an NDA in 2018.

•
Advance BHV-5000 into clinical trials to assess its potential to be the first approved treatment for patients suffering from breathing irregularities associated with Rett syndrome. After a confirmatory Phase 1 clinical trial to bridge pharmacokinetics with the prior formulation, they plan to initiate a Phase 2/3 clinical trial in Rett syndrome in 2018.

•
Maximize the therapeutic and commercial potential of their existing product candidates by exploring their use for multiple indications. Based on the broad mechanistic potential of the glutamate modulation platform, they believe that their product candidates may have utility in a wide array of conditions. They plan to explore the use of their product candidates in additional therapeutic indications where glutamate plays a central role in the pathophysiology of disease, including anxiety and mood disorders.

•
Actively manage their product portfolio and opportunistically enter into strategic collaborations. They plan to retain their worldwide commercialization rights for some of their key product candidates while for other product candidates they will consider partnership opportunities to maximize returns. Leveraging their management team's deep large pharma relationships and experience will be a key component of this strategy.

Sentien Biotechnologies Inc. ("Sentien")

Portage invested $700,000 in August 2015 to acquire 210,210 series A preferred stock in Sentien, fully convertible into equal number of Sentien's common shares, representing currently approximately 6.3% of Sentien's equity.

Sentien Biotechnologies, Inc. is a privately-owned, clinical-stage company pioneering new approaches to cell therapy. Sentien's technology harnesses the power of cell therapy with innovative drug delivery systems to treat a wide range of systemic inflammatory diseases. Sentien's lead product, SBI-101, is designed to allow for controlled, sustained delivery of mesenchymal stromal cell (MSC) secreted factors. This approach immobilizes the MSCs in an extracorporeal device, allowing for doses of therapeutic factors that are unattainable by direct injection.
SBI-101 is the first product application of Sentien's platform blood-conditioning technology that has the potential to restore balance to the immune system after acute vital organ injury, such as acute kidney injury.

In April 2017, Sentien announced closure of a new $12 million financing by third party Biotech funds and also announced that its investigational new drug (IND) application for its lead product, SBI-101, received clearance from the U.S. Food and Drug Administration. On June 8, 2017, Sentien announced that it opened enrollment in its Phase 1/2 trial of SBI-101 for adult patients with acute kidney injury (AKI).

The multi-center trial is a randomized, controlled Phase 1/2 study in patients with AKI receiving CRRT. The primary objective of the trial is to evaluate the safety and tolerability of SBI-101 in patients with AKI. Endpoints for efficacy and pharmacodynamic responses to SBI-101 therapy will also be evaluated. Patient recruitment is expected to continue into 2018, with an estimated enrollment of 24 patients.

Portage Pharmaceuticals Ltd (PPL) and EyGen Limited (EyGen)

PPL and EyGen are fully owned subsidiaries of Portage.

PPL/EyGen completed work with BioConcept Laboratories on a drug product formulation for PPL-003 Ophthalmic solution that will be used for IND enabling non-clinical studies and phase I and phase IIA clinical studies.  BioConcept Laboratories also completed short-term stability testing of PPL-003 ophthalmic solution.   PPL decided that it would use chemical synthesis methods for drug substance going forward and discontinue production in recombinant E. coli.  Also during June 2017, PPL/EyGen completed work on a pre-IND meeting briefing document and issued a letter to FDA requesting a pre-IND meeting.  PPL also completed a research agreement with the University of Houston for evaluation of PPL-003's NFkB inhibitory mechanism in corneal epithelial cells.

In addition to advancing the PPL-003 ophthalmic solution project for dry eye disease and other inflammatory eye diseases, PPL has continued to work on other drug products that utilize its proprietary CellPorter® technology including two cancer candidates, PPL-008 and PPL-009.  Lastly, PPL also continues work to support its patent applications and develop academic and industry collaborations.

About Portage:

Portage is engaged in the discovery and development of pharmaceutical and biotech products through clinical "proof of concept" with a focus on areas of unmet clinical need. Following proof of concept, Portage will seek to sell or license these products to large pharmaceutical or biotechnology companies for further development and commercialization. Portage has an interest in novel targeted therapies, stem cell therapies, and new indications for older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

For further information, contact Kam Shah, Chief Financial Officer, at (416) 929-1806.or ks@portagebiotech.com .or our web site www.portagebiotech.com

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 12, 2017

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer